EXHIBIT B
Offer to Purchase
ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
OFFER TO PURCHASE UP TO $4 MILLION OF OUTSTANDING
UNITS AT NET ASSET VALUE
DATED FEBRUARY 28, 2011
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
12:00 MIDNIGHT, EASTERN TIME, MARCH 25, 2011,
UNLESS THE OFFER IS EXTENDED
To the Members of
ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.:
     ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the “Fund”), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the “Offer”) up to $4 million of Units of the Fund or portions thereof pursuant to tenders by members of the Fund (the “Members”) at a price equal to their unaudited net asset value as of June 30, 2011, if the Offer expires on March 25, 2011, or, if the Offer is extended, approximately 95 days after the expiration date of the Offer (in each case, the “Valuation Date”). (As used in this Offer, the term “Unit” or “Units,” as the context requires, shall refer to the units of the Fund and portions thereof representing beneficial interests in the Fund.) If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Units, the net asset value of such Units will be determined at the close of business on the Valuation Date. This Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered, but is subject to certain conditions described below. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”).
     Additionally, as further described below in Item 8, effective April 1, 2011, the Member Servicing Fee (as defined in Item 8) will be increased to an annualized rate of 0.25% of the average net assets of the Fund during the calendar quarter. This fee, however, will continue to be subject to the Fund’s Expense Limitation, as described in Item 8.
     Members should realize that the value of the Units tendered in this Offer likely will change between January 31, 2011 (the last time net asset value was calculated) and the Valuation Date. Members tendering their Units should also note that they will remain Members in the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of a tendered Unit will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.
     Any tendering Members that wish to obtain the estimated net asset value of their Units should contact UMB Fund Services, Inc. at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time). Members desiring to tender all or any portion of their Units in

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and mail or fax it to the Fund in the manner set forth in Section 4 below.
IMPORTANT
     None of the Fund, its Adviser or its Board of Managers makes any recommendation to any Member as to whether to tender or refrain from tendering Units. Members must make their own decisions whether to tender Units, and, if they choose to do so, the portion of their Units to tender.
     Because each Member’s investment decision is a personal one, based on its financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Members should tender Units pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.
     This transaction has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) nor has the SEC or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.
     Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund’s service agent.
UMB Fund Services, Inc.
P.O. Box 2175
Milwaukee, Wisconsin 53201
Attn: Tender Offer Administrator
Phone: (877) 491-4991
Fax: (816) 860-3140

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
TABLE OF CONTENTS

1.	Background and Purpose of the Offer	6
2.	Offer to Purchase and Price	7
3.	Amount of Tender	7
4.	Procedure for Tenders	8
5.	Withdrawal Rights	8
6.	Purchases and Payment	8
7.	Certain Conditions of the Offer	10
8.	Certain Information About the Fund	11
9.	Certain Federal Income Tax Consequences	12
10.	Miscellaneous	13

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
SUMMARY TERM SHEET
As stated in the offering documents of Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. (hereinafter “we” or the “Fund”), we will purchase your units of limited liability company interests (a “Unit” or “Units” as the context requires) at their net asset value (that is, the value of the Fund’s assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to tender). This offer to purchase Units (the “Offer”) will remain open until 12:00 midnight, Eastern time, on March 25, 2011 unless the Offer is extended (the “Expiration Date”).
The net asset value of the Units will be calculated for this purpose as of June 30, 2011 or, if the Offer is extended, approximately 95 days after the Expiration Date (in each case, the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer. The Fund will review the net asset value calculation of the Units during the Fund’s audit for its fiscal year ending March 31, 2012, which the Fund expects will be completed by the end of May 2012 and the audited net asset value will be used to determine the final amount paid for tendered Units.
A repurchase fee equal to 2.00% of the value of the Units repurchased by the Fund will apply if the date as of which the Units are to be valued for purposes of repurchase is less than one year following the date of a Member’s purchase of such Units. If applicable, the repurchase fee will be deducted before payment of the proceeds of a repurchase.
You may tender all of your Units, a portion of your Units defined as a specific dollar value or as a number of Units or any portion of your Units above the required minimum capital account balance. If you tender all or a portion of your Units and we purchase those Units, we will give you a non-interest bearing, transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement, as the same may be amended (the “LLC Agreement”)), determined as of the Valuation Date.
The Note will entitle a member of the Fund (the “Member”) to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the unaudited net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.
If you tender all of your Units, the Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 95% of the unaudited net asset value of the Units (the

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
“Initial Payment”), which will be paid to you up to one month after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.
The Note will also entitle you to a contingent payment (the “Contingent Payment”) equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s next annual audit.
If you tender all of your Units, the Note will entitle you to a payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of your Units which will be paid to your account approximately one month after the Valuation Date, or if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Units, within ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.
If you tender only a portion of your Units you will be required to maintain a capital account balance equal to the greater of $50,000, or such other amount as is determined by the Board of Managers. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.
If we accept the tender of all or a portion of your Units, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Fund and/or by borrowing if the Offer is extended (which we do not currently expect to do).
Following this summary is a formal notice of our offer to repurchase your Units. Our Offer remains open to you until 12:00 midnight, Eastern time, on March 25, 2011, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Units. You will also have the right to withdraw the tender of your Units at any time after April 22, 2011, assuming your Units have not yet been accepted for repurchase.
If you would like us to repurchase all or a portion of your Units, you should: (i) mail the Letter of Transmittal, enclosed with the Offer, to Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. c/o UMB Fund Services, Inc. at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or (ii) fax it to UMB Fund Services, Inc. (“UMB”) at (816) 860-3140, so that it is received before 12:00 midnight, Eastern time, on March 25, 2011. If you fax the Letter of Transmittal, you should mail the original Letter of Transmittal to UMB promptly after you fax it (although the original does not have to be received before 12:00 midnight, Eastern time, on March 25, 2011).

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
The value of your Units will change between January 31, 2011 (the last time net asset value was calculated) and the Valuation Date.
If you would like to obtain the estimated net asset value of your Units, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact UMB at (877) 491-4991, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).
Please note that just as you have the right to withdraw the tender of Units, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on March 25, 2011. Also realize that although the Offer expires on March 25, 2011, you will remain a Member of the Fund, with respect to the Units tendered and accepted for purchase by the Fund, through the Valuation Date. Accordingly, the value of your tendered interest will remain at risk until the Valuation Date, because of its investment pursuant to the Fund’s investment program.
     1. Background and Purpose of the Offer.
     The purpose of this Offer is to provide liquidity to Members who hold Units, as contemplated by and in accordance with the procedures set forth in the Fund’s Prospectus (the “Prospectus”), and the LLC Agreement. The Prospectus and the LLC Agreement, which were provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders. The Prospectus also states that Robeco Investment Management, Inc., the investment adviser of the Fund (the “Adviser”), expects that it will recommend to the Board of Managers that the Fund purchase Units from Members four times each year, effective as of the last day of each calendar quarter. The Fund has previously offered to purchase Units from Members pursuant to written tenders effective as of June 30, 2010, September 30, 2010, December 31, 2010 and March 31, 2011. Because there is no secondary trading market for Units and transfers of Units are prohibited without prior approval of the Fund, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Prospectus, that the Offer is in the best interest of Members in order to provide liquidity for Units as contemplated in the Prospectus and the LLC Agreement.
     The purchase of Units pursuant to the Offer may have the effect of increasing the proportionate interest in the Fund of Members who do not tender Units. Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases for Units are made by new and existing Members on March 1, 2011 and thereafter from time to time.

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     Units that are tendered to the Fund in connection with this Offer will be retired. The Fund currently expects that it will accept purchases for Units as of March 1, 2011 and as of the first business day of each month thereafter, but is under no obligation to do so.
     2. Offer to Purchase and Price.
     Subject to the conditions of the Offer, the Fund will purchase up to $4 million of Units that are tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern time, on March 25, 2011 or any later date as corresponds to any extension of the Offer (in each case, the Expiration Date). The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of Units tendered will be its net asset value as of the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date as a result of any extension of the Offer.
     As of the close of business on January 31, 2011, there was approximately $11.6 million outstanding in capital of the Fund held in Units (based on the estimated unaudited net asset value of such Units). Members may obtain monthly estimated net asset value information, which the Fund calculates based upon the information it receives from the managers of the portfolio funds in which the Fund invests, until the expiration of the Offer, by contacting UMB at the telephone number or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Central time).
     3. Amount of Tender. Subject to the limitations set forth below, Members may tender all of their Units, a portion of their Units defined as a specific dollar value or as a number of Units or any portion of their Units above the required minimum capital account balance, as described below. A Member that tenders for repurchase only a portion of its Units will be required to maintain a capital account balance equal to $50,000. If a Member tenders an amount that would cause the Member’s capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Units being tendered.
     If the amount of Units that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $4 million (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Units so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $4 million of Units are duly tendered to the Fund prior to the Expiration Date and not withdrawn pursuant to Section 5 below, the Fund may in its sole discretion: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; or (b) amend and extend the Offer to increase the amount of Units that the Fund is offering to purchase. In the event the amount of Units duly tendered exceeds the amount of Units the Fund has offered to purchase pursuant to the Offer or any amendment thereof (including the amount of Units, if any, the Fund may be willing to purchase as permitted by Rule 13e-4(f)(1)(ii) under the 1934 Act), the Fund will accept Units duly tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     4. Procedure for Tenders.
     Members wishing to tender Units pursuant to the Offer should mail a completed and executed Letter of Transmittal to Robeco-Sage Multi-Strategy Institutional Fund, L.L.C. c/o UMB Fund Services, Inc., P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator, or fax a completed and executed Letter of Transmittal to UMB, at the fax number set forth on page 2. The completed and executed Letter of Transmittal must be received by UMB, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.
     The Fund recommends that all documents be submitted to UMB via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to UMB must also send or deliver the original completed and executed Letter of Transmittal to UMB promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact UMB at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator or at the telephone number set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering Units including, but not limited to, the failure of UMB to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Unit or any particular Member, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
     5. Withdrawal Rights.
     Any Member tendering Units pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, at any time after April 22, 2011, assuming such Member’s Units have not yet been accepted for purchase by the Fund. To be effective, any notice of withdrawal of a tender must be timely received by UMB at P.O. Box 2175, Milwaukee WI 53201, Attention: Tender Offer Administrator or the fax number set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling UMB at the telephone number indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Units properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Units may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     6. Purchases and Payment.
     For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Units. As stated in Section 2 above, the purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.
     Members may tender all of their Units, a portion of their Units (defined as a specific dollar value or as a number of Units) or any portion of their Units above the required minimum capital account balance. Each Member that tenders Units that are accepted for purchase by the Fund will be given a non-interest bearing, non-transferable Note entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the LLC Agreement, determined as of the Valuation Date. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date of the Units being purchased (subject to adjustment upon completion of the annual audit of the Fund’s financial statements). This amount will be the value of the Member’s capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based on the net asset value of the Fund’s assets determined as of that date, after giving effect to all allocations to be made as of that date.
     If a Member tenders all of its Units, the Note will entitle the Member to receive an Initial Payment in cash or marketable securities (valued in accordance with the LLC Agreement) equal to 95% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund, and will be paid to the Member up to one month after the Valuation Date or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.
     The Note will also entitle the Member to receive a Contingent Payment equal to the excess, if any, of (a) the unaudited net asset value of the Units tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund’s financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Fund’s annual audit.
     If a Member tenders a portion of its Units, the Note will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Units tendered by the Member that are accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member’s account approximately one month after the Valuation Date, or, if the Fund has requested withdrawals of its capital from any portfolio funds in order to finance the purchase of Units, within ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from such portfolio funds.
     A Member that tenders for repurchase only a portion of such Member’s Units will be required to maintain a capital account balance of $50,000 or such other amount as is determined by the Board of Managers.

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
     Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Fund.
     The Note pursuant to which a tendering Member will receive the payment will be mailed directly to the tendering Member. Any payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.
     The Fund expects that the purchase price for Units acquired pursuant to the Offer, which will not exceed $4 million, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Units tendered in connection with the Offer. However, depending on the dollar amount of Units tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund’s obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members or from the proceeds of the sale of securities and portfolio assets held by the Fund.
     7. Certain Conditions of the Offer.
     The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. The purchase price of Units tendered by any Member will be the net asset value thereof as of the Valuation Date. During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units. If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.
     The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Units tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any: (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund; (ii) declaration of a banking

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund; (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions; (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment; (v) commencement of war, significant change in armed hostilities or other international or national calamity directly or indirectly involving the United States since the commencement of the Offer that is material to the Fund; (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer; or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Units tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Units pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
     8. Certain Information About the Fund.
     The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 909 Third Avenue, 32nd Floor, New York, NY 10022 and the telephone number is (212) 908-9660. Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.
     None of the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Units (other than the Fund’s intention to accept purchases for Units on the first business day of each month or more or less frequently in the sole discretion of the Board of Managers) or the disposition of Units; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers, or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Units acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
     The Fund invests substantially all of its assets in Robeco-Sage Multi-Strategy Master Fund, L.L.C. (the “Master Fund”), which has the same investment objective and substantially the same investment policies as those of the Fund.
     The Fund may only withdraw assets from the Master Fund by subscribing to periodic repurchases conducted by the Master Fund. In this regard, it is expected that the Board

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
of Managers of the Master Fund will authorize a repurchase offer for Master Fund units as of June 30, 2011 which could accommodate the Fund’s repurchases conducted under this Offer.
     Robeco Securities, L.L.C. (“Robeco Securities”) currently provides various Member services to the Fund pursuant to a member services agreement under which Robeco Securities receives a quarterly fee at an annualized rate of 0.15% of the average net assets of the Fund during the calendar quarter (the “Member Servicing Fee”). Robeco Securities may pay all or a portion of this amount to retain broker-dealers to provide Member and account maintenance services. Effective April 1, 2011, the Member Servicing Fee will be increased to an annualized rate of 0.25% of the average net assets of the Fund during the calendar quarter (the “Fee Increase”). However, the Member Servicing Fee is subject to the Fund’s expense limitation and reimbursement agreement, under which the Adviser has agreed to pay or absorb the ordinary operating expenses of the Fund to the extent necessary to limit such expenses to 1.40% per annum of the Fund’s average monthly net assets (the “Expense Limitation”), and therefore, the Fee Increase will not impact Members for so long as the Fund’s ordinary operating expenses exceed the Expense Limitation. Furthermore, in the event that the Fund’s annualized expense ratio (excluding the Fee Increase) is lower than the Expense Limitation during the period between April 1, 2011 and June 30, 2011 (the date as of which Members may elect to have their Units repurchased pursuant to this Offer) (the “Initial Period”), the Adviser has agreed to waive all or a portion of the Fee Increase during that period in an amount (not to exceed the Fee Increase) equal to the difference between the Expense Limitation and the Fund’s annualized expense ratio during the Initial Period, excluding the effect of the Fee Increase.
     To the Fund’s knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Units of any executive officer, Manager or other affiliate of the Fund pursuant to the Offer.
     Other than the acceptance of purchases for Units on January 3, 2011 and February 1, 2011, there have been no transactions involving the Units that were effected during the past 60 days by the Fund, the Adviser, any Manager or any person controlling the Fund or the Adviser or any Manager.
     9. Certain Federal Income Tax Consequences.
     The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.
     In general, a Member from which Units are purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member’s then-adjusted tax basis in such Member’s Units. A Member’s basis in the Member’s Units will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Units. A Member’s basis in the Member’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Units. Cash distributed to a Member in excess of the adjusted tax basis of such Member’s Units is

ROBECO-SAGE MULTI-STRATEGY INSTITUTIONAL FUND, L.L.C.
taxable as capital gain or ordinary income, depending on the circumstances. A Member that has all of its Units purchased by the Fund may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member’s then-adjusted tax basis in such Member’s Units.
     10. Miscellaneous.
     The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
     The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting UMB at the address and telephone number set forth on page 5 or from the SEC’s internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the SEC at 100 F Street, N.E., Washington, D.C. 20549 — 0508.

ANNEX A
     The following financial statements were previously filed with the SEC and mailed to Members:
     Audited Financial Statements for the Period Ended March 31, 2009, previously filed with the SEC on Form N-CSR on June 8, 2009.
     Unaudited Financial Statements for the Period Ended September 30, 2009, previously filed with the SEC on Form N-CSR on December 7, 2009.
     Audited Financial Statements for the Period Ended March 31, 2010, previously filed with the SEC on Form N-CSR on June11, 2010.
     Unaudited Financial Statements for the Period Ended September 30, 2010, previously filed with the SEC on Form N-CSR on December 7, 2010.